K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

October 23, 2020
VIA Email
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on the Proxy Statements on Schedule 14A for Neuberger Berman High Yield Strategies Fund Inc. (File No. 811-22396)

Dear Ms. Rossotto:

This letter addresses comments that were provided telephonically by the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding the preliminary and definitive proxy statements on Schedule 14A filed by Neuberger Berman High Yield Strategies Fund Inc. (the “Fund”) with the SEC and provides the Fund’s responses thereto, which were initially given orally.
Comment 1:  On page 1 or elsewhere, please explain what “closed-end fund arbitrageur” means.
Response:  The Fund has added the below disclosure immediately following the above mentioned statement:
Saba has a long and public history of targeting closed-end funds and forcing funds to take actions that produce short-term gains for Saba in a manner that the Fund believes is at the expense of long-term stockholders.
Comment 2: Please qualify the statement on page 1 regarding the stockholder proposal that provides -- “to the detriment of the Fund and its stockholders” -- to clarify that it is the Fund’s belief.
Response: The Fund has made the change marked below in the abovementioned disclosure:
Saba has also submitted a self-serving proposal, which seeks to amend the Fund’s Amended and Restated Bylaws to make it easier for Saba to gain control of the Board and advance its own agenda, ~~to the detriment of~~ which the Fund believes would be detrimental to the Fund and its stockholders.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
October 23, 2020

Comment 3: Please explain in plain English what “non-binding proposal” means.
Response:  The Fund has added the following disclosure to the first paragraph under Proposal 3:
This stockholder proposal is advisory and the outcome of the vote will not require the Fund or the Board to take any specific action.
Comment 4: Please update the disclosure regarding participation in the Meeting, if appropriate, to reflect the Fund’s current expectations regarding the conduct of the Meeting and put in Plain English the COVID-19 related disclosure on page 2.  For example, please revise the statement -- “[t]he Board reserves the right to reconsider the date, time, and/or means of convening the Meeting.” Please also explain what “issue” means in the last sentence of the paragraph.
Response: The Fund has revised the abovementioned disclosure in the definitive proxy statement as follows:
~~We currently plan to hold the Meeting at the offices of NBIA, 1290 Avenue of the Americas, New York, NY 10104. However, as~~As part of our precautions regarding ~~the novel coronavirus (“~~COVID-19~~”)~~, we are sensitive to the public health and travel concerns that our stockholders may have, as well as any restrictions and/or protocols that federal, state, and local governments may impose. Accordingly, ~~in order to maintain a safe and healthy environment at the Meeting~~ due to the difficulties arising from COVID-19, the Fund and the Board ~~are closely monitoring the advice and guidance of public health officials. The Board reserves the right to reconsider the date, time, and/or means of convening the Meeting. Subject~~ have decided to hold a “hybrid” meeting, where stockholders may attend the Meeting either in person at the offices of NBIA or virtually by participating telephonically via conference call.  All persons wishing to attend the Meeting in person must present photo identification. To assist the Fund in facilitating attendance at the Meeting, if you plan to attend the Meeting in person please call 877-461-1899.

Any stockholder wishing to participate in the Meeting by means of remote communication can do so. If you held Fund shares through an intermediary, such as a broker-dealer, as of August 6, 2020, and you want to participate in the Meeting, please e-mail AST Fund Solutions, LLC (“AST”) at attendameeting@astfinancial.com no later than 3:00 p.m. Eastern Time on Wednesday, October 28, 2020 to register. Please include the Fund’s name in the subject line and provide your name, address and proof of ownership as of August 6, 2020 from your intermediary. Please be aware that if you wish to vote at the Meeting you must first obtain a legal proxy from your intermediary reflecting the Fund’s name, the number of Fund shares you held as of August 6, 2020, and your name and e-mail address. You may forward an e-mail from your intermediary containing the legal proxy or attach an image of the legal proxy via e-mail to AST at attendameeting@astfinancial.com and put “Legal Proxy” in the subject line.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
October 23, 2020

After receiving the appropriate information, AST will then e-mail you the conference call dial-in information and instructions for voting during the Meeting.

If you want to participate in the Meeting by means of remote communication and held Fund shares directly in an account with the Fund’s transfer agent as of the Record Date, please e-mail AST at attendameeting@astfinancial.com no later than 3:00 p.m. Eastern Time on Wednesday, October 28, 2020 to register. Please include the Fund’s name in the subject line and provide your name and address in the body of the e-mail. After receiving the appropriate information, AST will then e-mail you the conference call dial-in information and instructions for voting during the Meeting.

~~to any restrictions imposed by applicable law~~ In light of the uncertainties relating to COVID-19, the Board may choose to ~~conduct the Meeting as currently scheduled, hold the Meeting solely by means of remote communications, or hold a “hybrid” meeting where some participants attend in person and others attend by means of remote communications~~ reconsider the date, time, and/or means of conducting the Meeting. If the Board chooses to change the date, time, and/or means of ~~convening~~ conducting the Meeting, ~~including holding the Meeting by means of remote communications,~~ the Fund will announce the decision to do so in advance, and details on how to participate will be set forth in a press release issued by the Fund, filed with the Securities and Exchange Commission (the “SEC”) as additional proxy material, and/or posted on ~~our website:~~ the internet at www.nb.com~~. We~~, which we encourage ~~you~~ stockholders to check ~~the website~~ prior to the ~~meeting if you plan to attend. Attendees are also encouraged to review guidance from public health authorities on this issue.~~ Meeting.

Comment 5: Please confirm supplementally that the Fund can hold a hybrid or virtual meeting under its organizational documents and state law.
Response: The Fund confirms that a hybrid or virtual meeting is permitted under its charter documents and state law.
Comment 6: Given the contested nature of the solicitation, please explain supplementally whether, and how, the Fund plans to hold a virtual meeting that gives investors an experience that is similar in all material respects to an in-person meeting.
Response: As of the date the definitive proxy statement was filed, the Fund planned to hold a hybrid meeting, not a solely virtual meeting, so that stockholders who want to attend the meeting in-person can do so, and stockholders who want to attend virtually can do so.  The Fund subsequently determined to hold a virtual only meeting.  The Fund is using a service provider that has been used by several issuers to hold stockholder meetings involving contested elections.  Based on discussions with the service provider, the Fund has no reason to believe that stockholders participating virtually or in person would have a materially different experience.
Comment 7: Please clarify the following statement regarding stockholder votes at adjourned Meetings: “You are entitled to vote at the Meeting and any adjournments or postponements thereof if you owned…”

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
October 23, 2020

Response:  The Fund has revised the abovementioned disclosure as follows:
You are entitled to vote at the Meeting and at any adjournments or postponements thereof if you owned Fund shares at the close of business on August 6, 2020 (“Record Date”).
Comment 8: Please revise footnote 2 on page 2 to state that the SEC has not yet responded to the Fund’s no-action request submitted pursuant to Rule 14a-8.
Response: The Fund has deleted the footnote and added disclosure in the section regarding Proposal 3 regarding the status of the no-action letter.
Comment 9: Please revise the disclosure on page 3 to clarify how stockholders can attend and/or call into the stockholder meeting.
Response: The Fund has revised the abovementioned disclosure. Please see the Fund’s response to Comment 4 above.
Comment 10: Please discuss the impact of “withhold” votes on the voting requirements.
Response: The Fund has added the following sentence under the section titled “Voting Rights” under the section titled “Voting Information.”
Withhold votes are effectively a vote against Proposals 1 and 2, but would have no effect on Proposal 3.

Comment 11:  Please describe whether the proxies that the Fund receives will be voted on the stockholder proposal that is not included in the proxy statement. If so, disclose how the proxy holders intend to exercise discretion and why they are voting in discretion. In addition, please supplementally explain requirements to present a stockholder proposal at the meeting.
Response: The proxy statement currently states that the stockholder’s additional proposal “is not included in the Fund’s Proxy Statement or the enclosed proxy card and the Fund is not soliciting your proxy to vote for or against this proposal.”  The Fund will not exercise discretion and will not vote any of the shares for which it has received proxies for or against that proposal. In addition, in order to present a stockholder proposal at the Meeting, a stockholder proposal (outside of Rule 14a-8) must comply with the requirements set forth in the Fund’s bylaws, which include, among other things, certain notice and timing requirements. The stockholder must be present in person or by proxy at the Meeting to introduce the proposal. The Board, or a Committee of the Board acting through delegated authority, determines whether the proposal meets the requirements to be presented for a vote of stockholders. The chairperson of the meeting may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the Bylaw provisions.
Comment 12:  Please briefly describe the retirement policy for the Board that is referenced on page 8.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
October 23, 2020

Response: The Fund has revised the abovementioned disclosure as follows:
The Fund has implemented a retirement policy, which generally calls for Directors of the Fund to retire by the end of the year in which they reach the age of 77.
Comment 13:  Please clarify the disclosure regarding the Board’s decision to put the Class II Directors up for election.
Response: The Fund has revised the abovementioned disclosure as follows:
While the Fund is not obligated under either its Bylaws or the Maryland General Corporation Law (“MGCL”) to hold an election for these three Class II Directors until its annual meeting of stockholders in 2022, the Board has nonetheless ~~determined~~ chosen to do so at this Meeting and to nominate these incumbent Class II Directors to provide stockholders with another opportunity to vote.

Comment 14:  Under the section titled “Proposals 1 and 2: Election of Class II and Class III Directors,” please clarify the disclosure regarding the actions to enhance investor value, including whether the actions have been taken or whether the Board intends to take such actions or is contemplating such actions.
Response: The Fund has revised the abovementioned disclosure as follows:
As part of their service ~~on~~ for the closed-end funds~~’ boards, they~~ in the Neuberger Berman Fund Complex, the incumbent Directors regularly evaluate issues unique to closed-end funds, including the discount of closed-end funds’ market ~~price~~ prices relative to their net asset value per share (“NAV”)~~. They~~, and have ~~taken~~ approved a variety of actions designed to enhance investor value and increase the funds’ competitiveness in the secondary market, which may narrow the discount between a fund’s market price and its NAV ~~per share. Those~~. Over the years, those actions have included: (i) managing the funds’ distribution rates and making changes in distribution rates, when necessary; (ii) approving certain other discount mitigation measures, such as tender option programs where a fund would conduct a tender offer if its market price traded at a certain discount level compared to its NAV; (iii) approval of fund mergers; (iv) actively managing fund leverage structures in order to best position the fund to maintain its levered exposure at a reasonable cost; and (v) making changes to funds’ investment strategies when they believe a different strategy would enhance investor return potential without undue risk.

Comment 15:  Please disclose the voting standard for Proposal 3 in the section that addresses Proposal 3.
Response: The Fund has added the following disclosure under Proposal 3:
Vote Required
Approval of the stockholder proposal contained in Proposal 3 requires the affirmative vote of a majority of the votes validly cast at the Meeting.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
October 23, 2020

Comment 16:  On page 36, did the Fund “opt in” to the Maryland Control Share Acquisition Act (the “MCSAA”)?  If so, please include that phrase in the disclosure.
Response: Yes, the Fund has opted in to the MCSAA. The Fund has revised the first sentence of the abovementioned disclosure as follows, and also included the below footnote:
The Fund has opted into and is subject to the provisions of the Maryland Control Share Acquisition Act (the “MCSAA”).15 [Footnote: The Fund has been subject to the MCSAA since it commenced operations in 2010 as a newly formed Maryland corporation resulting from the reorganization and acquisition of two other closed-end funds. The Proxy Statement and Prospectus sent to stockholders in connection with their consideration of the 2010 proposed reorganization disclosed that the Fund is subject to the MCSAA].
Comment 17:  Please clarify the language on page 37 regarding the voting standard for the stockholder proposal that is not included in the proxy statement and why a vote on the Fund’s proxy card is essentially a vote against that stockholder proposal.
Response: The Fund has revised the abovementioned disclosure as follows:
The Fund is not soliciting your proxy to vote ~~FOR or AGAINST~~ “for” or “against” this proposal. ~~Any~~ Due to the voting requirement for this proposal, any proxies for shares ~~voted~~ on the Fund’s white proxy card effectively will ~~have the effect of~~ be a vote against this proposal. The Board does NOT recommend voting in favor of this proposal on Saba’s gold card, or any other proxy card you may receive from Saba.

Comment 18: Please include disclosure on page 41 regarding the total cost of the proxy solicitation.
Response: The Fund has revised the abovementioned disclosure as follows:
The Fund will pay AST a fee estimated to be $~~[ ]~~ 275,000~~, plus costs and expenses~~. In addition, AST and certain related persons will be indemnified against certain liabilities arising out of or in connection with the engagement. […] The Fund estimates that its additional out-of-pocket expenses beyond those normally associated with soliciting proxies for the Meeting as a result of the potential proxy contest will be $110,000 in the aggregate.

Comment 19: Please provide supplementally additional information regarding the preferred stock issued by the Fund.

Response:  The Fund commenced operations in 2010 as a newly formed Maryland corporation resulting from the reorganization and acquisition of two other closed-end funds.  One of the Fund’s predecessor funds initially issued preferred stock to Metropolitan Life Insurance Company and its affiliates (collectively, “MetLife”) in 2008 and MetLife has been the only preferred stockholder for the predecessor fund and the Fund since that time.  Each share of preferred stock has one vote per share.  Over time, the Fund’s level and composition of leverage has

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
October 23, 2020

changed in response to market conditions and needs, but MetLife has been its only leverage counterparty.

Comment 20:  We note that the Fund has opted into the Maryland Control Share Acquisition Act and that, based on the beneficial ownership table, there may be stockholders with holdings at levels that may be deemed control shares.  Item 6(a) of Schedule 14A provides that as to each class of voting securities entitled to be voted at the Meeting the proxy statement should state the number of shares outstanding and the number of votes to which each class is entitled.  Please disclose in additional solicitation materials, the number of shares of each class entitled to vote at the Meeting and the Fund’s intentions with respect to the shares Saba and MetLife will be entitled to vote.  Please provide the Staff correspondence explaining the disclosure provided in response to this comment.

Response:  The Fund’s proxy statement discloses the number of shares outstanding for each class and that there is one vote per share.  The Fund has filed additional solicitation material disclosing the number of shares of each class of stock that are entitled to be voted at the Meeting.  In such material, the Fund has disclosed the number of shares of preferred stock beneficially owned by MetLife, which equals the number of shares of preferred stock entitled to be voted at the meeting.  The Fund has also disclosed the number of control shares that Saba beneficially owns and noted that such shares do not have voting rights at the Meeting.

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If you have any further questions regarding this filing, please contact me at 202-778-9286.  Thank you for your attention to this matter.

Sincerely,

/s/ Jennifer R. Gonzalez

Jennifer R. Gonzalez